February 14, 2012

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, DC 20549-7010

Re:	Cancer Genetics, Inc.

Registration Statement on Form S-1

Filed December 30, 2011

File No. 333-178836

Ladies and Gentlemen:

On behalf of Cancer Genetics, Inc. (the “Company”), we are responding to the comments contained in the letter, dated January 25, 2012 (the “Comment Letter”), from John Reynolds, Assistant Director, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Pre-Effective Registration Statement on Form S-1 (Registration No. 333-178836) (the “Registration Statement”). This letter accompanies the Company’s filing of Amendment No. 1 to that registration statement (“Amendment No. 1”). Enclosed are three courtesy copies of Amendment No. 1, which are marked to show changes from the Registration Statement as filed with the Commission on December 30, 2011.

For ease of reference, set forth in bold below is the comment to the Registration Statement, as reflected in the Comment Letter. The Company’s supplemental response is set forth below the comment.

The Company has authorized this firm to respond to the Comment Letter as follows:

Summary, page 1

1.	Please provide us with support for your claim that you are the first oncology microarray to be approved by the New York State Department of Health.

Response:

Through discussions and email correspondence between Company personnel and personnel at the New York State Department of Health during the review and approval process for MatBA®-CLL, the Company learned that MatBA®-CLL was the first oncology microarray approved by the New York State Department of Health. As the Company’s understanding is based on those discussions, the Company qualified its claim as being “to our knowledge” in the Summary and throughout the Registration Statement.

Securities and Exchange Commission	February 14, 2012

2.	Please revise references on page one and elsewhere to the “significant unmet need” and your “differentiate[d]” approach to reconcile with the discussion of significant and established competitors in the risk factor on page 12.

Response:

In response to the Comment Letter, the Company revised the references to “significant unmet need” and clarified its risk factor related to competition on page 12.

3.	Similarly, please revise to reconcile the statement that MatBA is “the first oncology microarray to be approved by the New York State Department of Health” with your risk factor disclosure. We also note the statement on page 88 that, although MatBA is a relatively new test, some third-party payors have established coverage and reimbursement policies set “for similar tests.” Please revise accordingly.

Response:

In response to the Comment Letter, the Company revised its risk factor related to competition on page 12 and its disclosure on page 91 regarding established coverage and reimbursement policies.

4.	Please revise to further clarify any differences between the terms “test,” “microarray test,” “oncology microarray,” “probe,” “DNA microarrays and probes” and “molecular diagnostic tests.” It is unclear to what extent you use these terms interchangeably. We note, in this regard, the reference on page 68 to “two types of DNA-based genomic tests: microarrays and probes.” Similarly, please revise to clarify if and how these terms are different from your “panel of laboratory services.”

Response:

In response to the Comment Letter, the Company added disclosure on page 3 to clarify the use of these terms.

Securities and Exchange Commission	February 14, 2012

5.	We note references to your laboratory being accredited and your tests being validated. You also use the term “internally clinically” validated. Please revise here and where appropriate to identify the entities that conferred these titles on you and your tests. Your revised disclosure should clarify the relevant purposes and significance of attaining these attributes.

Response:

As disclosed in the section entitled “Description of the Business – Government Regulations”, the Company’s clinical laboratory is required to hold certain federal, state and local licenses, certifications and permits in order to provide its diagnostic testing services. At the federal level, the Company’s clinical laboratory must be certified under CLIA. Our laboratory is accredited by the College of American Pathologists (“CAP”) which is one of six CLIA-approved accreditation methods. At the state level, the Company’s clinical laboratory is located in New Jersey and must be licensed by the New Jersey State Department of Health. In addition, the Company is required to obtain out-of-state licenses from certain states, including New York, in order to accept patient specimens for diagnostic testing from such states. As disclosed on page 96, the Company has obtained licenses in each of the states from which it believes it is required to obtain a license.

As part of its research and development program, the Company, either on its own or in collaboration with leading cancer researchers or institutions, validates its proprietary genomic based tests, including MatBA® CLL and MatBA® SLL (and any other test it develops) through clinical activities and studies. After completing such validation activities for a particular test, the Company may perform the test in its own laboratory as an LDT and is eligible to bill government payor programs, such as Medicare, for such tests. In addition, certain states, such as New York, require separate approvals for LDTs offered in such states. The Company obtained New York State Department of Health approval for MatBA®-CLL so that it could accept samples from patient facilities located in New York.

In response to the Comment Letter, the Company revised its disclosure in the section entitled “Description of the Business” on pages 71 and 78 and risk factor disclosure on page 23 to clarify the relevant purposes and significance of these regulatory approvals.

6.

You discuss your strategy of obtaining FDA clearance or approval on page three. You also state on page 47 that your overall growth plan is “predicated on our ability to develop and commercialize our proprietary tests outside of our clinical laboratory.” Please revise to

Securities and Exchange Commission	February 14, 2012

summarize, with more detailed information appearing in Business or where appropriate, your approximate, estimated timeline for submitting to FDA for approval and for commercialization.

Response:

In response to the Comment Letter, the Company revised its disclosure on page 3 and elsewhere to clarify that obtaining FDA clearance and approval is part of the Company’s long-term strategy and that its long-term growth plan is “predicated on our ability to develop and commercialize our proprietary tests outside our clinical laboratory”. The Company’s plans to seek FDA approval of its tests are long-term in nature and could change depending on the pace of its clinical development activities or intervening regulatory changes. As disclosed on page 47, the Company must complete additional clinical validation activities prior to seeking FDA approval or clearance of its MatBA®-CLL and MatBA®-SLL tests. In addition, the Company revised the risk factor on page 25 to clarify that we need to conduct additional clinical validation studies or activities prior to submitting an application for FDA approval or clearance. As disclosed in the risk factor on page 24, FDA regulations and guidance are in a state of change. Any such changes or future developments in FDA regulation or guidance with respect to LDTs or medical devices may impact our plans to seek FDA approval or clearance of our proprietary tests. As a result, the Company currently cannot reasonably estimate its timeline for submitting its MatBA®-CLL and MatBA®-SLL tests, or any other test it may develop, to FDA for approval.

7.	Please revise “Risks That We Face” on page four to provide more concrete and quantified disclosure where appropriate. As non-exclusive examples, it is unclear why you do not

•	Quantify your approximately $40 million accumulated deficit in the first bullet point on your “history of losses,”

•	Clarify the extent to which your revenues are substantially dependent on one or small number of your “new and still evolving” tests and services, and

•	Quantify the approximate percentage of your revenues that are reimbursements from governmental payors, which appears to be approximately 24%.

Securities and Exchange Commission	February 14, 2012

It is also unclear why you do not address your significant indebtedness. Please revise accordingly.

Response:

In response to the Comment Letter, the Company revised the summary risk factor disclosure on page 4 to provide more concrete and quantified disclosure where appropriate in a short summary and to address indebtedness. Please note that the Company’s revenues are not substantially dependent on one or small number of “new and still evolving” tests and services; as disclosed on page 78, to date most of the Company’s revenue is derived from a range of proprietary and non-proprietary laboratory testing services.

Risk Factors page 9

Our rights to use technologies licensed from third parties, page 28

8.	Please identify your tests or services that are subject to the licenses referenced in this risk factor, and advise us if you identify the “third parties” elsewhere in your disclosure.

Response:

In response to the Comment Letter, the Company revised the risk factor on page 28 to indicate that the Company in-licenses a biomarker from the National Cancer Institute that is used in its FHACT™ probe. The Company also revised the description of its FHACT™ probe on page 76 to reference such third party license.

Risks Relating to Our Common Stock and This Offering, page 30

If we are unable to favorably assess the effectiveness of our internal control over financial reporting…, page 33

9.	We note the material weaknesses in your internal control over financial reporting that were identified by your independent registered public accounting firm. Please further describe to us the material weaknesses identified, their impact on your financial statements, if any, and the steps you have taken to remediate the material weaknesses.

Securities and Exchange Commission	February 14, 2012

Response:

Our independent registered public accounting firm identified material weaknesses in three areas which are further described below.

1. Lack of segregation of duties within accounting functions – As a small company, the Company lacked sufficient accounting personnel. As a result, there was insufficient segregation of duties in a variety of areas, but most notably in revenue and cash receipts.

2. Lack of sufficient, qualified accounting personnel to accurately and timely record and report our financial statements in accordance with generally accepted accounting principles – In the view of our independent registered public accounting firm, the level of staffing in the accounting function was insufficient to timely record and report financial information and the qualifications of the individuals supervising those functions was insufficient, particularly as it related to non-recurring complex transactions, such as non-cash equity transactions.

3. Insufficient corporate record keeping related to equity transactions and corporate arrangements – The Company did not timely and accurately track the details of equity transactions in a summarized and usable manner that could be used for financial reporting purposes. Additionally, there were corporate arrangements, such as consulting commitments where the particulars of the transactions were not timely communicated to the accounting staff for recording or disclosure.

These weaknesses in internal control over financial reporting caused our previously prepared financial statements to not be in conformance with generally accepted accounting principles. We alleviated these weaknesses by conducting a retrospective review of transactions and accounting entries which resulted in significant internal and audit adjusting entries.

Please refer to page 54 for a description of the steps taken to remediate the material weaknesses.

10.	Please revise Business or where appropriate to provide further background information regarding the measures you have taken and the status of your efforts to remediate the material weaknesses identified on page 33.

Securities and Exchange Commission	February 14, 2012

Response:

Please see page 54 for a description of the measures taken to remediate the material weaknesses identified above.

Use of Proceeds, page 38

11.	Please revise to disclose the current interest rate on the DAM indebtedness to be repaid with the proceeds. In this regard, we note the reference to a different interest rate on the DAM debt if certain maturity events do not occur by January 1, 2012. In addition, we note the broad discretion in the application of the proceeds. Please revise to further clarify the related contingencies and alternatives. See Instruction 7 to Item 504 of Regulation S-K.

Response:

In response to the Comment Letter, the Company revised the disclosure on page 39 to clarify the applicable interest rate on the DAM debt since certain maturity events did not occur before January 1, 2012. The Company also revised the use of proceeds disclosure on page 38 to clarify the related contingencies and alternatives that could impact the Company’s current plans for use of proceeds.

Management’s Discussion and Analysis, page 47

12.	We note disclosure on pages 13 and 47 regarding three entities that each accounted for over 10% of your revenues. Please revise Business or where appropriate to identify the entities or provide an analysis under Item 101(c)(vii) of Regulation S-K.

Response:

In light of the early stage nature of its business, the Company has engaged in limited sales and marketing activity to date and has had minimal revenue to date, $2.5 million in 2010, and $1.7 million in each of 2009 and 2008. As a result, its revenue has been concentrated with a limited number of doctors, medical practices and community hospitals. Due to the small numbers, the individual doctors, medical practices and

Securities and Exchange Commission	February 14, 2012

community hospitals that account for 10% or more of revenue often change from quarter to quarter and year to year. By way of illustration, as disclosed on pages 13 and 47, two of the test ordering sites that accounted for 10% or more of revenue for the year ended December 31, 2010 accounted for less than 10% of revenue for the nine months ended September 30, 2011 and three additional test ordering sites, none of which accounted for 10% or more of revenue in prior periods, accounted for 10% or more of revenue for the nine months ended September 30, 2011. In addition, the Company can advise the Staff on a supplemental basis that our two largest test ordering sites year to date in 2012 are relatively new test ordering sites who have not represented 10% or more of revenue in prior periods. The Company disclosed its overall revenue concentration because it believes it is important that investors understand that its sales and marketing activities have been limited to date and its revenue has been generated from a limited set of customers to date. However, the Company believes that such concentration risk will diminish as it is funded and it is able to increase its sales and marketing activities and expand both its testing services and its customer base. As a result the Company does not believe the loss of any test ordering site from 2010 or the first nine months of 2011 would have a material adverse impact on its operations.

In addition, disclosing the names of individual doctors or medical care practices or community hospitals operating locally would not provide useful information to investors since it is highly unlikely that investors would know the names of, or be able to obtain information through publicly available sources about, these individual doctors, medical practices or community hospitals. The Company also notes that to date, most of its revenue is generated by sales of its non-proprietary tests and services. Disclosing the names of individual doctors, medical practices or community hospitals would provide the Company’s competitors with very useful information without in any way providing investors with information material to an investment decision.

Accordingly, the Company respectfully requests that the Staff not require the Company to identify such individual doctors or medical practices or community hospitals.

Cost of Revenues, Expenses page 48

13.	Please revise to clarify the extent to which third party supplies and manufacturing, as discussed on pages 83-84 are material components of your expenses.

Response:

The amounts the Company pays to third-party suppliers and manufacturers of its microarrays and probes, including Agilent, Technogenetics and Labomics, currently represent a very small component of the Company’s expenses due to the low volume of sales of microarrays and probes by the Company to date.

Securities and Exchange Commission	February 14, 2012

Critical Accounting Policies and Significant Judgments and Estimates, page 48

Stock-Based Compensation Expense, page 49

14.	We note on page 50 that in absence of a public trading market, you determined a reasonable estimate of the then-current fair value of your common stock for purposes of granting stock-based compensation based on multiple criteria; and that you determined the fair value of your common stock utilizing methodologies, approaches and assumptions consistent with the AICPA Practice Aid, “Valuation of Privately-Held- Company Equity Securities Issued as Compensation”. Please revise to provide a detailed discussion of how you determined the fair value of your common stock on each stock option grant date during fiscal 2010 and 2011. We believe the following information should be included in your revised disclosure:

a)	A list of all grants during fiscal 2010 and 2011, along with information about the exercise prices and the estimated fair values as of each grant date;

b)	The method(s) used to estimated the fair value of the underlying common stock at each grant date, along with the key assumptions, judgments and various objective and subjective factors considered when estimating the fair value of the underlying common stock;

c)	Whether the valuations were contemporaneous or retrospective, and whether you engaged any independent third-party valuation specialists to assist in the determination of the estimated fair value of your common stock; and

d)	A discussion of each significant factor contributing to the changes in the fair value of the underlying common stock between each grant date and up through the estimated IPO price range, when established.

Securities and Exchange Commission	February 14, 2012

Response:

In response to the Comment Letter, the Company added disclosure on pages 50-53.

Warrant Liability, page 51

15.	We note that you measure the fair value of the warrants using the lattice-based binomial valuation model, using similar assumptions to those described in the section entitled “Stock-Based Compensation Expense,” and that the key component in the value of the warrant liability is your stock price. We further note the assumed Company stock prices at each reporting date on page F-17 and F-43. Please revise to provide a detailed discussion of how you determined the fair value of your common stock for purposes of measuring the fair value of the warrants as of each reporting date presented in your filing. Include the information requested in the comment directly above in your revised disclosure, as applicable.

Response:

In response to the Comment Letter, the Company added disclosure on pages 50-53.

Results of Operations, page 51

Nine Months Ended September 30, 2011 and 2010, page 51

Revenues, page 52

16.	We note on page one that during the first quarter of 2011, you commercially launched MatBA™-CLL, your first proprietary microarray test for chronic lymphocytic leukemia (“CLL”). We further note the 34% increase in your revenue for the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010 was principally due to a change in mix of tests sold and a reduction in price of one of your tests. Please revise to further discuss the change in mix of tests sold, including the effects of MatBA™-CLL on your revenues for the nine months ended September 30, 2011 and how the price reduction in one of your tests resulted in an increase in revenue. Also revise to clearly describe the composition of your revenue in periods prior to the commercial launch of MatBA™-CLL. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Securities and Exchange Commission	February 14, 2012

Response:

In response to the Comment Letter, the Company revised its disclosure on page 55 to clarify that the increase in revenue was principally due to increase in test volumes. While the Company introduced its MatBA®-CLL, which is included in the Company’s laboratory services revenue, as one of the tests provided by its clinical laboratory, such introduction was not a factor in the increased test volumes or revenue for the first nine months of 2011.

17.	We note your disclosure of revenue by payor type on pages F-11 and F-32. Please revise your discussion of revenue changes for each comparable period to also include quantitative and qualitative disclosure of any significant year-to-year variations in revenue by payor type.

Response:

In response to the Comment Letter, the Company revised its disclosure on pages 55, 56 and 58.

Operating Expenses, page 52

18.	We note the bad debt expense of $341,000 for the nine months ended September 30, 2011 was due to a write-down in receivables resulting from a changeover in your billing providers and resulting collection problems during the third quarter of 2011. Please further describe to us how the changeover in your billing providers resulted in collection problems during the third quarter of 2011. Also tell us whether you reasonably expect any continuing collection problems in the future, as a result of this changeover.

Response:

In response to the Comment Letter, the Company revised its disclosure on page 55.

Securities and Exchange Commission	February 14, 2012

Years Ended December 31, 2010 and 2009

Revenue, page 53

19.	Please revise to provide quantitative and qualitative disclosure of the extent to which the fiscal 2010 increase in revenues was attributable to changes in prices, volume or mix of products.

Response:

In response to the Comment Letter, the Company revised its disclosure on page 56 to clarify that the increase in revenue was attributable to a 14% increase in average revenue per test and a 36% increase in test volume.

Therapeutic Discovery Project Grant

20.	Please revise to include a discussion of the Therapeutic Discovery Project grant income that is recorded in other income, along with the reason(s) for the increase in fiscal 2010. Also confirm our understanding that these represent grants in lieu of federal income tax credits and, if so, tell us why you label these as tax credits on page 53.

Response:

In response to the Comment Letter, the Company added disclosure on page 57. This confirms the Commision’s understanding that these represent grants in lieu of federal income tax credits. The Company also revised its disclosure on pages 52, 56 60, and 77.

Liquidity and Capital Resources, page 55

Cash Flows, page 57

21.	Please revise to include a more detailed analysis that quantitatively and qualitatively explains the significant year-to-year variations in the individual line items of your statements of cash flows, and the resulting impact on your capital position in each period for which financial statements are provided. For example, your liquidity section should include a discussion of the changes in your working capital accounts such as why other current assets decreased and accounts payable increased during the nine months ended September 30, 2011.

Securities and Exchange Commission	February 14, 2012

Response:

In response to the Comment Letter, the Company revised its disclosure on page 60.

22.	Please revise the page 58 discussion of your liquidity requirements and “cash resources” to further address, in quantified terms, your sources of cash, indebtedness and cash requirements, and your belief that you have sufficient liquidity without the proceeds of this offering. We note your cash and cash equivalents of $193,000 as of September 30, 2011, and the significantly larger principal, interest and other payments coming due in the near future.

Response:

The Company had entered into a Credit Agreement with John Pappajohn and European Trust Management (“ETM”) in December 2011 for a $6.0 million term loan. While Mr. Pappajohn provided the $3.0 million of financing required of him under the Credit Agreement, ETM failed to fund its portion of the loan despite continued discussions between ETM and Company over the past six weeks. As a result, the Company sent ETM a notice of breach of contract to terminate the Credit Agreement between the Company and ETM and the Company entered into an amended and restated Credit Agreement pursuant to which Mr. Pappajohn has agreed to increase his portion of the term loan to $4.0 million, and Dr. Andrew Pecora (indirectly through an investment company), a member of the Company’s board of directors, and NNJCA Capital, LLC, a limited liability company of which Dr. Pecora is a member, have agreed to provide a $2.0 million term loan on substantially the same terms as ETM. The Company anticipates that the proceeds of the $6.0 million loan would be sufficient to satisfy its cash needs for the balance of 2012. From an investor’s point of view, assuming that the initial public offering would be consummated within the next six months, there will be sufficient funds to repay the loans with Wells Fargo and DAM, or in the alternative, the Company has commenced discussions for extensions by both lenders and anticipates being able to consummate both extensions well before the loans are due. The Company revised its disclosures on pages 9, 59, 60 and 122.

23.	In this regard, please revise to address your liquidity requirements on both a short-term (12 months) and long-term basis. See Instruction 5 of Item 303(a) of Regulation S-K. Also see footnote 43 in Securities Act Release No. 8350. Description of Business, page 61

Securities and Exchange Commission	February 14, 2012

Response:

The Company revised its disclosure on page 61 to address short term and long term liquidity needs.

24.	Please revise the list at the bottom of page 75 to clarify the approximate amounts of your revenues attributed to the principal tests and services you offer. For example, it appears that a significant amount of your revenues since the period ending September 30, 2011 is related to your MatBA test. Please revise Summary consistent with your revisions here.

Response:

In response to the Comment Letter, the Company revised the disclosure on page 78 to clarify that the Company receives most of its revenue from sales of its laboratory services. Please note that the Company offers a broad and expanding range of non-proprietary diagnostic testing services and such service offerings frequently change. As a result it is not practical nor does the Company believe it is useful to report revenue by each type of laboratory service. The Company has not historically collected data sufficient to report revenue for each type of testing service it offers. In the first quarter of 2011, the Company began to offer its first proprietary microarray test, MatBA®-CLL, as one of its laboratory service offerings but does not have sufficient history yet to have meaningful revenues from such test.

Management, page 96

25.	It is unclear why you do not provide management and remuneration disclosure for your controller referenced on page 52 or other executive officers. Please revise or advise.

Response:

The Company included executive compensation disclosure for 2011 in Amendment No. 1. Throughout 2011, the Company had three executive officers, its Chief Executive Officer, its Chief Financial Officer and its Vice President of Research and Development, and the Company provided management and remuneration disclosure for each of these

Securities and Exchange Commission	February 14, 2012

executive officers. The Chief Financial Officer hired in 2011 serves the functions of both principal financial officer and principal accounting officer. While the Company also hired a controller in 2011, the controller does not serve as principal accounting officer or as a vice president of the Company and does not perform policy making functions for the Company. Since the controller is not an “executive officer” as that term is defined under applicable Commission rules, the Company did not provide management and remuneration disclosure with respect to its controller.

Director Independence, page 100

26.	We note the disclosure regarding consulting fees and option awards to Messrs Cannon, Thompson and Kaufman on page 112. Please advise us to what extent you considered such relationships when you determined that these directors are independent within the meaning of Rule 10A-3 of the Securities Exchange Act.

Response:

The Company considered the consulting fees and option awards to Messrs. Cannon, Thompson and Kaufman in evaluating the independence of such directors within the meaning of Rule 10A-3 of the Securities Exchange Act and applicable Nasdaq rules. By way of background, in the past, as a private company, the Company did not have a comprehensive compensation plan for members of its board of directors and the Company, at times, has entered into consulting agreements with, or otherwise paid consulting fees to, one or more of its directors. However, in preparation for becoming a public company, the Company plans to adopt a comprehensive compensation plan (“director compensation plan”) to compensate members of its board of directors for service on the board or committees thereof. In addition, all consulting agreements (other than with Dr. Chaganti and Equity Dynamics) have expired or been terminated and the Company does not plan to enter into any new consulting arrangements with any of the board members that could impact their independence.

With respect to Messrs. Cannon and Thompson, the Company considered that consulting fees paid to Mr. Cannon and Mr. Thompson were paid prior to their respective appointments in September 2011 to the Company’s newly constituted audit committee. The Company further considered the amount or value of the consulting fees paid to Mr. Cannon (an aggregate of $8,000 over the term of a twelve month consulting agreement) and Mr. Thompson (a five-year warrant to purchase 20,000 shares of common stock at a strike price of $5.00 per share which was valued at $69,000). After considering that Rule 10A-3’s prohibition on consulting fees does not extend to a “look back” period prior to appointment to the audit committee, that neither Mr. Cannon nor Mr. Thompson received, or will receive, any consulting fees after appointment to the audit committee

Securities and Exchange Commission	February 14, 2012

and that the amount of the consulting fees paid to Mr. Cannon and Mr. Thompson were significantly less than the $120,000 “de minimus” compensation threshold under Nasdaq rules, the Company determined that Mr. Cannon and Mr. Thompson qualified as “independent” under Rule 10A-3 and applicable Nasdaq rules.

With respect to Mr. Kaufman, the Company issued Mr. Kaufman options under its equity plan to compensate him for his services as a board member and chair of the audit committee. In response to the Comment Letter, the Company revised the disclosure on page 114 to clarify that the options were granted to Mr. Kaufman for his services as a director and chair of the audit committee.

Executive Compensation Table, page 106

27.	Please tell us the legal basis on which you rely to exclude the $80,124 referenced in footnote 4 from the table. Also, please update the table for the 2011 year.

Response:

The Company updated its compensation tables for the 2011 fiscal year in Amendment No. 1.

Mr. Sharma’s employment agreement provided that the Company would reimburse Mr. Sharma for expenses incurred for travel between his then-current residence in Georgia and the Company’s offices in New Jersey and for relocation expenses. Mr. Sharma relocated to New Jersey in the spring of 2011 and prior to such relocation he travelled between his then-current residence in Georgia and the Company’s offices in New Jersey. Consistent with instruction (e) to Item 402(c)(2)(ix), the Company reported $31,506 of temporary living expenses, which were incurred in 2010, as “all other compensation” for 2010. The Company did not include the $80,124 of relocation and temporary living expenses as “all other compensation” for 2010 because such relocation and temporary living expenses were incurred by Mr. Sharma in 2011 and the Company’s obligation to make payment for such relocation and temporary living expenses arose in 2011. In Amendment No. 1, the Company included the $80,124 of relocation and temporary living expenses as “all other compensation” for 2011.

Director Compensation, page 112

28.	Please clarify the reasons for the option award to Robert Kaufman disclosed in this section.

Securities and Exchange Commission	February 14, 2012

Response:

In response to the Comment Letter, the Company revised its disclosure on page 114 to clarify that the Company granted Mr. Kaufman options as compensation for his service on the board and as chair of the audit committee.

Certain Relationships and Related Party Transactions, page 119

29.	Please clarify the total amounts paid to Equity Dynamics since you entered into the August 2010 agreement.

Response:

In response to the Comment Letter, the Company revised its disclosure on page 124 to clarify that the Company has paid Equity Dynamics a total of $180,000 in consulting fees from August 2010 through January 2012.

December 2011 Financing Transaction, page 119

30.	Please identify all material terms of the December 21, 2011 Credit Agreement, including an explanation of when or what determines when the lenders will receive the warrants referenced in the third paragraph.

Response:

We have revised our disclosure on pages 59 and 122 with respect to the December 2011 Credit Agreement, including the dates when the warrants were or will be issued.

Principal Stockholders, page 123

31.	We note numerous references to options and warrants exercisable before December 30, 2011 in the footnotes to the table. Please note that your disclosure should reflect beneficial ownership as defined in Securities Exchange Act Rule 13d-3(d). Please revise or advise.

Response:

In the Registration Statement the Company disclosed beneficial ownership as of October 31, 2011 and included any options and warrants exercisable within sixty days thereof, or

Securities and Exchange Commission	February 14, 2012

December 30, 2011. In Amendment No. 1, the Company updated the table to reflect beneficial ownership as of January 31, 2012 and included any options and warrants exercisable within sixty days thereof in accordance with Securities Exchange Act Rule 13d-3(d).

September 30, 2011 Financial Statements, page F-2

Financial Statement Updating

32.	Please update your financial statements, as applicable, pursuant to Rule 3-12 of Regulation S-X.

Response:

The Company confirms that it will update its financial statements when required under Rule 3-12.

Notes to Unaudited Consolidated Financial Statements, page F-8

Related Party Transactions

33.	Please revise to provide disclosure of related party transactions in the footnotes to your September 30, 2011 interim financial statements, or tell us why you believe that such disclosure is not required.

Response:

In response to the Comment Letter, the Company added footnote disclosure on related party transactions on page F-20.

Note 2. Significant Accounting Policies, page F-8

Segments

34.	We note on page 94 that you operate in one reportable business segment. Please advise us of the following:

a)	tell us the operating segment(s) that you have identified in accordance with FASB ASC 280-10-50-1;

Securities and Exchange Commission	February 14, 2012

b)	tell us how you considered the requirement to report separately information about each operating segment that meets both of the criteria in FASB ASC 280-10-50-10; and

c)	to the extent that you have aggregated multiple operating segments, provide an analysis of how you concluded that the operating segments have similar economic characteristics and discuss how they meet the aggregation criteria in ASC 280-10-50-11.

Also revise to clearly disclose your basis of organization, including whether multiple operating segments have been aggregated. Refer to ASC 280-10-50-21.

Response:

In response to the Comment Letter, please be advised that the Company has identified only one operating segment – developing and selling diagnostic tests. In making this determination, the Company notes that the financial information provided to the Chief Operating Decision Maker includes the operations of the entire Company, there is no discrete financial information presented on a disaggregated basis. Additionally, we have reviewed our internal reporting structure and determined that there are no employees in positions which could be viewed as “segment managers”. Since we have only one segment, there is no separate reporting by segment and no operating segments have been aggregated for presentation. The Company will continue to assess its business operations in the future and disclose segment information as appropriate.

The Company has revised our accounting policy disclosures on page F-28 to comply with ASC 280-10-50.

Registration Rights

35.	We note your registration rights disclosure on pages 132-133. Please revise to provide ASC 825-20-50 registration payment arrangements disclosures, as applicable.

Response:

In response to the Comment Letter, the Company revised its disclosure on page F-38. We further note that although registration rights exist related to our Series A preferred

Securities and Exchange Commission	February 14, 2012

stock, Series B preferred stock, the DAM debt, the debt with John Pappajohn, Dr. Pecora and NNJCA Capital, LLC and warrants issued pursuant to our medium and long-form warrants, only the registration rights on our Series B preferred stock contain a registration rights payment arrangement.

Note 5. Business Lines of Credit, page F-11

36.	We note on page 39, F-12 and F-35 that the DAM debt bears an initial annual interest at a rate of 3.0%, payable in equal monthly installments; and if certain maturity events, as defined in the credit agreement, do not occur prior to January 1, 2012, then the interest rate on the DAM debt will increase to 10% per annum. Please revise to update the referenced disclosures in your Form S-1/A1, as necessary.

Response:

In response to the Comment Letter, the Company revised its disclosure on pages F-12 and F-36.

December 31, 2010 Financial Statements, page F-21

37.	We note on page six that you anticipate effecting a stock split prior to the completion of the offering, and that the prospectus does not reflect the effects of this stock split. Please tell us when the stock split will become effective, and how you considered the guidance within SAB Topic 4C with respect to the presentation of the stock split.

Response:

We anticipate that the stock split will become effective immediately prior to the effective date of the Registration Statement. Upon the effective date of the stock split, we will retroactively adjust all reported share and per share amounts in the filing in accordance with the guidance in SAB Topic 4C.

Consolidated Statement of Operations, page F-23

38.

We note on page F-37 that the Series A and Series B shares will automatically convert to common shares upon the closing of an underwritten public offering pursuant to an effective registration statement in connection with an initial public offering with gross

Securities and Exchange Commission	February 14, 2012

proceeds of $25,000,000 or more and under certain other circumstances. Please tell us how you considered presenting pro forma financial information for this share conversion in connection with your planned initial public offering.

Response:

The footnotes to the financial statements on page F-38 disclose the automatic conversion feature referred to in Comment No. 38 above. Also, the effects of the conversion will be included in subsequent filings in the sections titled “Capitalization” and “Dilution” on pages 40 – 43.

In considering whether to present pro forma financial information for this share conversion, the Company considered a number of factors in concluding that the presentation of pro forma information was not required. In particular, the Company noted that the conversion of the preferred shares to common shares would result in a change only within the equity section of the balance sheet and would not change total assets or liabilities and the effect on earnings per share would be anti-dilutive. As a result, and in light of disclosures elsewhere in the Registration Statement, the Company concluded that presenting pro forma information was not warranted.

Notes to Consolidated Financial Statements, page F-27

Note 2. Significant Accounting Policies, page F-27

Revenue Recognition, page F-28

39.	Please revise to describe your revenue recognition policy in greater detail, including your consideration of the criteria in ASC 605-10-S99. To the extent that there are differences in your revenue recognition policies by payor type (e.g., Medicare, direct bill, grants and royalty and insurance carrier revenue), separately disclose each policy.

Response:

In response to the Comment Letter, the Company revised its disclosure on pages F-9 and F-29.

40.	We note that you periodically adjust revenue to record differences between the Company’s anticipated cash receipts from insurance carriers and Medicare and actual receipts from such payors. Please

Securities and Exchange Commission	February 14, 2012

quantify for us the amount of adjustments that you recorded upon final settlement with insurance carriers and Medicare for each period presented. To the extent that such adjustments were significant, also tell us how you considered these adjustments in your determination that the fee is fixed and determinable and collectability is reasonably assured.

Response:

In response to the Comment Letter, the Company revised its disclosures on page F-29. Please be advised that for the periods presented, adjustments to revenue to reflect actual cash receipts have been insignificant.

41.	Please revise to disclose whether you bill your customers for shipping and handling fees and if you include such amounts in net sales. Also disclose whether you present any taxes collected from customers on a gross basis or net basis.

Response:

The Company does not bill its customers for shipping and handling fees and does not collect any sales or other tax from its customers. In response to the Comment Letter the Company revised its disclosure on page F-29.

Qualifying Therapeutic Discover Project grant

42.	We note your fiscal 2010 other income of $733,438 for the Therapeutic Discovery Project grant income. Please revise to describe your accounting policy for the Therapeutic Discovery Project grant and the authoritative literature that supports your accounting treatment. Also tell us the criteria to be met for the recognition of such income, the basis upon which you recognize in the income statement (e.g., systematic or other method) and the basis for presenting as other income instead of a reduction in the related research and development expenses.

Securities and Exchange Commission	February 14, 2012

Response:

The grants were awarded after the Company had complied with all conditions of the grants which required the Company to incur certain qualifying research and development expenses. All qualifying expenses were incurred in 2009 and 2010 prior to approval for the grants and therefore, the grants were recognized in income when the grants were approved. The Company elected to present the grants as other income because related qualifying expenses were partially incurred in a previous period.

In response to the Comment Letter, the Company revised its disclosure on page F-29.

Research and Development, page F-30

43.	Please tell us if your research and development expenses include an allocation of indirect costs such as depreciation, telephone, rent, supplies, insurance or repairs and maintenance and, if so, revise your disclosures accordingly.

Response:

In response to the Comment Letter, the Company revised its disclosure on page F-31.

Note 10. Income Taxes, page F-36

44.	We note on page F-37 the significant increase in your unrecognized tax benefits during fiscal 2010 for tax positions related to the current year. Please revise to disclose the nature of the event(s) that occurred that caused this increase. Also tell us whether it is reasonably possible that the total amounts of unrecognized tax benefits as of December 31, 2010 will significantly increase or decrease during fiscal 2011 and, if so, tell us how you considered the requirements of ASC 740-10-50-15(d).

Response:

In response to the Comment Letter, the Company revised its disclosure on page F-38 to clarify that the increase in unrecognized tax benefits arose from a tax benefit created upon the issuance of stock-based compensation in 2010, and to address the requirements of ASC 740-10-50-15(d).

Securities and Exchange Commission	February 14, 2012

Note 12. Stock Option Plan, page F-38

45.	We note your summary of stock option activity for the year ended December 31, 2010. Please revise to provide a summary of stock option activity for each period presented.

Response:

In response to the Comment Letter, the Company revised its disclosure on page F-39.

46.	Please revise to disclose the weighted-average grant date fair value of options granted and the total intrinsic value of options exercised during each period presented, as applicable. Refer to ASC 718-10-50-2(d).

Response:

In response to the Comment Letter, the Company revised its disclosure on page F-39. Please refer to the table at the bottom of F-39 for a summary of the weighted average grant date fair value of options granted for each of the three years presented.

Note 18. Subsequent Events, page F-47

47.	Please disclose the date through which you have evaluated subsequent events for the annual and interim financial statements presented, and whether that date is either the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

Response:

In response to the Comment Letter, the Company revised its disclosure on pages F-10 and F-32.

Exhibits and Financial Statement Schedules

48.	Please file your consulting agreement with Equity Dynamics referenced on page 121 and F- 47 as an exhibit.

Securities and Exchange Commission	February 14, 2012

Response:

In response to the Comment Letter, the Company filed the consulting agreement with Equity Dynamics as an exhibit with Amendment No. 1.

49.	Similarly, please file your agreements with Agilent and Labomics S.A., as referenced on pages 18 and 84, or advise.

Response:

Our agreements with Agilent and Labomics S.A. are not material and were entered into in the ordinary course. As a result, the Company did not file these agreements as exhibits.

Recent Sales of Unregistered Securities, page II-2

50.	Please expand your disclosure of the facts relied upon to make the exemptions relied upon available. It is not sufficient to state merely that the recipients represented their intention to acquire the securities “for investment only…” For example, you refer to certain classes of persons but do not clarify how many there were in each transaction.

Response:

In response to the Comment Letter, the Company expanded its disclosure in Item 15 of the facts relied upon to make the exemptions relied upon available.

Signatures, page II-6

51.	Your registration statement should be signed by your controller or principal accounting officer and should indicate each capacity in which each person signs. Please revise.

Response:

In response to the Comment Letter, the Company revised the signature page to indicate that the Company’s Chief Financial Officer is signing in the capacity of principal financial officer and principal accounting officer.

Securities and Exchange Commission	February 14, 2012

Other

52.	We note your use of numerous acronyms throughout your disclosure such as MCL, FL, DLBCL, CLL, LDT, CMS, CLIA and FISH. Please explain clearly what these terms mean where you first use them or provide a glossary or similar aide so investors may easily find the meanings of these terms.

Response:

In response to the Comment Letter, the Company included a glossary of acronyms on page 145 so investors may easily find the meanings of key terms.

*****

This will confirm that the Company understands that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please feel free to call me at 973-597-2564.

Very truly yours,

/s/ Alan Wovsaniker

cc:   Christopher Lueking, Latham & Watkins LLP